EXHIBIT 11

Statement Re: Computation of Per Share Earnings

CARROLLTON BANCORP

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002

Average shares outstanding	2,826,762	2,833,605	2,824,219	2,834,870

Net income	365,353	466,986	979,359	1,678,603

Divide by average shares outstanding - basic	2,826,762	2,833,605	2,824,219	2,834,870

Earnings per share - basic	$0.13	$0.16	$0.35	$0.59

Divide by average shares outstanding - diluted	2,884,127	2,853,824	2,848,117	2,843,500

Earnings per share - diluted	$0.13	$0.16	$0.34	$0.59